Filed Pursuant to Rule 424(b)(3)

SEC File No.: 333-230817

CAPITOL INVESTMENT CORP. IV

1300 17th Street, Suite 820

Arlington, VA 22209

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

June 24, 2019

TO THE SHAREHOLDERS OF CAPITOL INVESTMENT CORP. IV:

This is a supplement (this “Supplement”) to the proxy statement/prospectus of Capitol Investment Corp. IV (the “Company”), dated June 24, 2019 (the “Proxy Statement/Prospectus”), that is being sent to you in connection with the Company’s extraordinary general meeting of shareholders of Capitol to consider and vote upon, among other things, a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 7, 2019 (“Merger Agreement”), by and among the Company, Capitol Intermediate Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, Capitol Investment Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, Capitol Investment Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, NESCO Holdings, LP, a Delaware limited partnership, and NESCO Holdings I, Inc., a Delaware corporation (“Nesco”).

We are sending you this supplement to provide you with an investor update relating to Nesco’s operations to aid you in your analysis of the proposed transactions described in the Proxy Statement/Prospectus.

Before you vote you should read the Proxy Statement/Prospectus and other documents that the Company has filed with the Securities and Exchange Commission, together with this Supplement, for more complete information about the Company, Nesco and the proposed transactions. If you need additional copies of this Supplement, the Proxy Statement/Prospectus, or the proxy card you should contact:

Mr. L. Dyson Dryden

Capitol Investment Corp. IV

1300 17th Street, Suite 820

Arlington, VA 22209

Tel: (202) 654-7060

Fax: (202) 654-7070

or:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: CIC.info@morrowsodali.com

You may also obtain a free copy of this Supplement, the Proxy Statement/Prospectus and other documents containing information about the Company, Nesco and the proposed transactions, without charge, at the SEC’s website at www.sec.gov.

This Supplement should be read together with the Proxy Statement/Prospectus. To the extent that the information in this Supplement is inconsistent with the information in the Proxy Statement/Prospectus, the information in this Supplement supersedes the information in the Proxy Statement/Prospectus. Terms that are defined in the Proxy Statement/Prospectus have the same meanings in this Supplement, unless a new definition for such term is provided herein.

All of the Company’s shareholders are cordially invited to attend the extraordinary general meeting in person. If you are a shareholder of record and you have already provided a proxy, your shares will be voted in accordance with your instructions at the extraordinary general meeting, unless you affirmatively change your proxy as described in the Proxy Statement/Prospectus. If you have not yet provided a proxy, you are urged to complete, sign, date and return the proxy card that was enclosed with the Proxy Statement/Prospectus as soon as possible. If you are a shareholder of record, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker or bank. If you have already instructed your broker or bank how to vote your shares, your shares will be voted in accordance with those instructions at the extraordinary general meeting, unless you affirmatively change your instructions as described in the Proxy Statement/Prospectus.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Mark D. Ein
Mark D. Ein
Chairman of the Board and Chief Executive Officer

This Supplement is dated June 24, 2019 and is first being mailed to shareholders of the Company on or about such date.

NESCO™ CAPITOL IV

NESCO
SPECIALTY RENTALS

Company Update

June 2019

Disclaimer

THIS PRESENTATION HAS BEEN PREPARED FOR USE BY CAPITOL INVESTMENT CORP. IV ("CAPITOL") AND NESCO HOLDINGS I, LP ("NESCO") IN CONNECTION WITH THEIR PROPOSED BUSINESS COMBINATION. SUCH PRESENTATION MAY BE PRESENTED TO CERTAIN OF CAPITOL'S STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CAPITOL'S SECURITIES, IN CONNECTION WITH THE BUSINESS COMBINATION.

CAPITOL, NESCO, THEIR AFFILIATES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CAPITOL'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CAPITOL'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN CAPITOL'S PROXY STATEMENT/PROSPECTUS THAT WILL BE USED TO SOLICIT SHAREHOLDER APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CAPITOL'S DIRECTORS AND OFFICERS IN CAPITOL'S FILINGS WITH THE SEC, INCLUDING CAPITOL'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON MARCH 4, 2019.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND NESCO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT CAPITOL AND NESCO THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY CAPITOL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON CAPITOL'S WEBSITE AT WWW.CAPINVESTMENT.COM OR BY DIRECTING A WRITTEN REQUEST TO CAPITOL INVESTMENT CORP. IV, 1300 17TH STREET, SUITE 820, ARLINGTON, VA 22209 OR BY EMAILING INFO@CAPINVESTMENT.COM.

SOME OF NESCO'S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). ACCORDINGLY, SUCH INFORMATION AND DATA HAS BEEN AND WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN CAPITOL'S PROXY STATEMENT/PROSPECTUS. CAPITOL AND NESCO BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES THE ABILITY OF NESCO TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE. RECONCILIATIONS OF NON-GAAP MEASURES TO THEIR MOST DIRECTLY COMPARABLE GAAP COUNTERPARTS WILL BE INLCUDED IN THE PROXY STATEMENT/PROSPECTUS, WHEN AVAILABLE.

THE FINANCIAL PROJECTIONS INCLUDED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND CAPITOL'S AND NESCO'S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, CAPITOL AND NESCO BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGARDED AS AN INDICATION THAT CAPITOL AND NESCO, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

NEITHER CAPITOL NOR NESCO UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE NESCO'S ABILITY TO EXECUTE ON ITS BUSINESS PLAN AND NESCO'S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

NEITHER CAPITOL NOR NESCO MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS PRESENTATION. THIS PRESENTATION IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CAPITOL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CAPITOL.

THIS PRESENTATION SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

NESCO™ CAPITOL IV 1

Nesco Investor Update

- **Nesco and Capitol reaffirm full year 2019 and 2020 Adjusted EBITDA outlook of $137 million and $170 million, respectively**
- **Demand environment remains strong** as the number of rental opportunities that Nesco has to turn away due to lack of equipment continues to grow on a year over year basis
- **Nesco is well-positioned to capture this excess demand** given its “first-call” status and longstanding relationships with customers as 95% of revenue is with recurring customers and average contract length exceeds 13 months
- In recent weeks, Nesco has **accelerated several initiatives** to capitalize on this excess demand, thereby **creating upside to the original forecast** of **$3.5 million above** the $137 million 2019 Adj. EBITDA in the 2019 plan and **$7.5 million above** the $170 million Adj. EBITDA in the 2020 plan
  - Accelerated its equipment purchase program from the original plan, providing an opportunity to capture additional revenue and EBITDA from new units being added sooner than the base plan calls for in both 2019 and 2020
  - Accelerated the roll-out of the new Parts, Tools and Accessories (“PTA”) locations and already opened the two locations scheduled for 2019, which provides an opportunity to capture additional revenue and EBITDA sooner than the base plan
- **Nesco has signed a non-binding letter of intent for a $42 million strategic, tuck-in acquisition at 5.1x Adj. EBITDA pre-synergies and 3.4x projected post-synergies** which is expected to close in July and would **add up to $0.90 of value per share**[(1)]
- **Effective investment multiples after the estimated impact of the items above would be 7.0x YE 2019E Run-Rate Pro Forma Adj. EBITDA of $162 million and 5.9x 2020E Pro Forma Adj. EBITDA of $190 million**
- This continues to compare favorably to the comparable set of companies (Mobile Mini, WillScot and McGrath) which trade at 8.1x - 9.5x 2019E Adj. EBITDA and 7.7x - 8.9x 2020E Adj. EBITDA

Note: Market data as of June 12, 2019. Firm value adjusted for NPV of NOLs where applicable. See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.

1. Based on the 7.9x Firm Value / 2019 Adj. EBITDA valuation multiple in the Capitol / Nesco transaction, an estimated 3.4x Firm Value / Adj. EBITDA acquisition multiple for the tuck-in acquisition, an estimated $12 million in Adj. EBITDA, after synergies, for the acquisition target and 63 million fully diluted shares outstanding at $10.00 share price.

NESCO™ CAPITOL IV 2

Continued Strong Demand Supports Forecast

Nesco continues to turn down a significant number of customer requests to rent its equipment simply due to a lack of equipment availability

- Demand environment remains strong
  - For YTD April 2019, the company passed on 780 rental opportunities due to lack of equipment, up 6% from the prior year, demonstrating continued excess demand
- The average rental period for Nesco equipment on rent as of March 31, 2019 was 13.2 months
  - Equipment going on rent in mid-2019 is expected to be on rent into mid-2020, on average
  - Therefore, strong demand and current fleet on rent today supports 2020 outlook

Continued Excess Demand in 2019

Opportunities Turned Away Due to Lack of Equipment[1]

314
346
737
780
YTD April 2016
YTD April 2017
YTD April 2018
YTD April 2019

Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.

1. Measured by individual pieces of equipment or units.

NESCO™ CAPITOL IV 3

Nesco is Well-Positioned to Capture This Demand

95% of Nesco's revenue for YTD April 2019 was generated from recurring customers

- Nesco serves as a key supplier to utilities, telecoms, railroads and related contractors for their specialty rental equipment needs, with most relationships on a "first call" basis due to its breadth of equipment, geographic reach and focus on service
- Nesco's ~1,900 customers as of March 31, 2019 are typically focused on long-term projects that can take years to complete
  - The average rental period for Nesco's equipment was 13.2 months as of March 31, 2019

Percentage of Revenue from Recurring Customers

87%
93%
95%
95%
2016
2017
2018
YTD April 2019

13.2 Months

Average Contract Length

16 Year

Average Tenure Across Top 10 Customers

Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.

NESCO™ CAPITOL IV 4

Execution Ahead of Plan

In recent weeks, Nesco has accelerated several initiatives to capitalize on this excess demand, thereby creating upside to the original forecast for 2019 and 2020

☑ **2019 Equipment Purchases Accelerated**

- Shifted approximately $20m of 2019 fleet investment spend from 2H 2019 to 2Q 2019
- Results in 60% of fleet investment taking place in 1H 2019 instead of 40% in 1H 2019 as the plan assumed
- Provides the company earlier access to new fleet than in plan, allowing more time for equipment to be on rent and generate revenue
- Up to $3.0 million of upside to 2019E Adj. EBITDA

☑ **2020 Equipment Purchases Accelerated**

- Targeting a shift of up to $30 million of fleet investment from 2020 into 2019
- Would provide the company earlier access to new fleet than in plan, allowing more time for equipment to be on rent and generate revenue
- Up to $4.5 million upside to 2020E Adj. EBITDA

☑ **PTA Location Roll-out Accelerated**

- New Yuma location planned for Q1 2020 will be operational by September 30, 2019
- New warehouse-only location in California added in response to demand will be operational by September 30, 2019
- The two new locations planned for 2019 have already opened on time and the second 2020 location is on schedule
- Up to $0.5 million upside to 2019E and up to $3.0 million upside to 2020E Adj. EBITDA

$3.5 million upside to 2019E Adj. EBITDA of $137 million
$7.5 million upside to 2020E Adj. EBITDA of $170 million

Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.

NESCO™ CAPITOL IV 5

Highly Accretive Acquisition Creates Additional Value

- On May 13, 2019, Nesco entered into a non-binding letter of intent with a potential acquisition target in the equipment rental business
  - The acquisition, if completed as expected, will add young equipment units to Nesco's fleet in product lines that are currently underrepresented, offer significant synergy opportunities, and provide new customer relationships
- The purchase price is approximately $42 million
  - Implies a ~5.1x multiple of reported Adjusted EBITDA prior to synergies and the full-year impact of recent fleet additions
  - Implies a ~3.4x multiple of reported Adjusted EBITDA after estimated synergies and the full-year impact of recent fleet additions
- Represents a highly accretive opportunity which is expected to add approximately $0.90 of pro forma value per share[(1)] of the company
- Remains subject to further diligence, negotiation of definitive agreements and satisfaction of the conditions negotiated therein
  - Expected to be completed in July 2019

Indicative Share Value Impact

~ $10.90 (1)
$10.00
$0.90
$10.00
+9% from accretive acquisition
Illustrative Share Value
Pro Forma for Acquisition

Assuming a constant transaction multiple

Indicative Valuation Multiple Impact

FV / 2019E Adj. EBITDA
FV / 2020E Adj. EBITDA
7.9x
6.4x
7.6x
6.2x
Nesco / Capitol Transaction Multiples
Nesco / Capitol Transaction Multiples Pro Forma for Acquisition

Assuming a constant $10.00 share price

Note: See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.

1. Based on the 7.9x Firm Value / 2019 Adj. EBITDA valuation multiple in the Capitol / Nesco transaction, an estimated 3.4x Firm Value / Adj. EBITDA acquisition multiple for the tuck-in acquisition, an estimated $12 million in Adj. EBITDA, after synergies, for the acquisition target and 63 million fully diluted shares outstanding at $10.00 share price.

NESCO CAPITOL IV 6

Illustrative Impact of Business Plan Acceleration and Acquisition

Nesco has accelerated the timing of fleet investments and PTA location openings, providing upside to its original growth plan. In addition, Nesco entered into a non-binding letter of intent with respect to an acquisition that is expected to be highly accretive

Adj. EBITDA

($ in millions)
Pro Forma Impact of Announced Acquisition(1)
Upside from Accelerated Growth Initiatives
$153
$12
$3.5
$137
Original
Plan
$162
$12
$150
YE Run-Rate
$190
$12
$7.5
$170
Original
Plan
2019E
Adj. EBITDA
YE 2019E
Run-Rate
Adj. EBITDA
2020E
Adj. EBITDA

Effective Investment Multiples:		7.0x Adj. FV / PF Adj. EBITDA	5.9x Adj. FV / PF Adj. EBITDA

Note: Firm value adjusted for NPV of NOLs of $57 million. See the disclaimers at the beginning of this presentation for important qualifications and limitations on the use of projections. Actual results may differ materially. Assumes no additional acquisitions or dispositions in the projected period.
1. 2019 is pro forma for full year impact of acquisition including synergies as if acquired on January 1, 2019 which is approximately $12 million.

NESCO™ CAPITOL IV 7

Appendix

NESCO
SPECIALTY RENTALS

NESCO CAPITOL IV 8

Adjusted EBITDA Reconciliation

Reconciliation of Net Income to Adjusted EBITDA

($ in millions)

	Year Ended December 31,	
	2019E	2020E
GAAP Net income	**$5**	**$46**
Depreciation and amortization	76	80
Interest expense	48	42
Income tax expense	1	1
GAAP EBITDA	**$130**	**$168**
Non-cash purchase accounting impact	3	2
Other non-recurring items [1]	1	--
Share-based payments [2]	1	--
Asset impairment [3]	2	--
Adjusted EBITDA	**$137**	**$170**

Note:
1. Includes estimated one-time inventory adjustment costs and other one-time charges.
2. Stock-based compensation not projected beyond 2019.
3. Includes estimated non-cash impairment charges and dispositions related to major repairs.

NESCO™ CAPITOL IV 9